

February 19, 2014

<u>Via E-mail</u>
Tim G. Guttman
Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 26, 2013**
> **File No. 001-16671**

Dear Mr. Guttman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2013</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

1.   Please provide us a draft disclosure of the impact that recently issued accounting standards will have on your financial statements when adopted in a future period and confirm to us that you will include this disclosure in future filings. Refer to SAB Topic 11M.

Liquidity and Capital Resources, page 30

2.   We note from your consolidated statements of cash flows on page 41 that your
        borrowings and repayments under revolving and securitization credit facilities have
        increased significantly to $2.3 billion in fiscal 2013 as compared to $61 million and
        $35 million in fiscal 2012 and 2011, respectively. Please provide us a draft
        disclosure to be included in future filings describing the significant use of these
        facilities in fiscal 2013 and how these facilities are important to your liquidity needs.
        In addition, disclose the intra-period variations of these facilities. Refer to Section
        II.A of SEC Release No. 33-9144.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   The company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   Staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   The company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments and
related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining